SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

17th December 2007

AIR FRANCE-KLM PLAN FOR ALITALIA : RECOVERY AND RELAUNCH

Air France-KLM confirms its determination to support Alitalia in its recovery and to relaunch it as a strong national flag carrier with world coverage. The enlarged Group will then be able to rely on three strong, complementary brands providing customers with an unparalleled network.

Air France-KLM confirms that the Group has made a non binding offer:

•	to acquire 100% of the shares of Alitalia through an exchange offer

•	to acquire 100% of Alitalia convertible bonds and

•	to immediately inject at least 750 million euros into Alitalia through a capital increase, that will be open to all shareholders and be fully underwritten by Air France-KLM.

A large part of this investment will be used to support a huge relaunch program with cabin reconfiguration at the top of in flight products (seats, interior design, entertainment,…) and ground services to restore Alitalia’s international image as a major airline and to convey the Italian flag and values all over the world.

As the world’s leading airline group, with a strong commercial position in most regions, Air France-KLM will support Alitalia in restoring and recovering its natural position and market share.

In addition, Alitalia’s fleet renewal is Air France-KLM’s top priority and the Group has assessed that it will proceed with the full renewal of the MD80 short/medium-haul fleet and the B767 long-haul fleet. After the recovery phase, further investments will ensure the growth of the fleet, and enable Alitalia to expand its network from a healthy position.

Air France-KLM’s Recovery and Relaunch Plan will not add any more redundancies to Alitalia’s current plan.

Site internet : www.airfranceklm-finance.com

Contact investisseurs : Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Contact analystes : Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic.

Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 17, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations